SHEARMAN & STERLING LLP

Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIN
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

September 4, 2003


03029984

SUPPL

BY HAND DELIVERY


RECD S.E.C.
SEP 10 2003
1086

Securities and Exchange Commis
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated September 3, 2003 announcing Air France's traffic results for August 2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Linda A. Hesse

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

9/11

Information



AIR FRANCE

Traffic

Roissy, 3 September 2003

AUGUST 2003 TRAFFIC

- **Traffic up 4.2% %**
- **Load factor up 1.4 points to 79.7%**



Passenger operations

August was a buoyant month with a 4.2% growth in traffic for a 2.5% increase in capacity. The load factor gained 1.4 points to reach 79.7%.

This good performance primarily reflects the continued upswing in long-haul traffic (up 3.7%) and the substantial improvement in international medium-haul activity (up 9.6%).

- **Long-haul network**

With a 3.7% growth in traffic and a 2.2% increase in capacity, the seat load factor on the long-haul network improved by 1.2 points to reach 83.8%. All the networks posted a load factor of over 80%.
Excluding Asia, traffic rose by 8.9% for a 6.5% increase in capacity. The load factor reached 84.0%, up 1.9 points.

- Activity on North American routes remained buoyant with a 10.2% increase in traffic for a 7.5% rise in capacity. The load factor improved by 2.1 points to reach 84.8%.
- The Latin American sector continued to post a very good performance: the seat load factor attained 86.3%, up 7.1 points, due to a 24.8% growth in traffic for a 14.5% increase in capacity.
- The situation on the Asian network continued to improve, with traffic down by 14.8% in August against a 19.5% drop in July. Capacity remained 13.5% lower than last year. The load factor stood at the high level of 82.7% (down 1.3 points). Since mid-August, Air France has resumed its non-stop service between Paris and Shanghai.
- On the Caribbean / Indian Ocean network, activity remained satisfactory. Traffic and capacity rose by 8.5% and 9.1% respectively. The load factor stood at 83.1% (down 0.5 points).
- On the Africa / Middle-East network, capacity was reduced by 4.9% while traffic was down by 3.5%. The seat load factor improved by 1.2 points to reach 81.9%.

- **International medium-haul network**

The international medium-haul network posted a good level of activity in August, with traffic increasing by 9.6% for a 6.9% rise in capacity. The seat load factor improved by 1.7 points to 70.3%.

- **Domestic network**

On the domestic network, the seat load factor gained 1.7 points to reach 64.9% as traffic remained stable (up 0.3%) in spite of the 2.3% reduction in capacity.



Cargo operations

The sluggish activity in July continued into August. Cargo traffic dropped by 2.3% for a 1.6% increase in capacity. The cargo load factor stood at 58.3% (down 2.3 points).

STATISTICS

Passenger operations

August 2003 / August 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	million	%	million
Group long-haul	**8,754**	**+2.2%**	**7,335**	**+3.7%**	**83.8%**	**+1.2**
Americas	*3,867*	*+9.0%*	*3,292*	*+13.3%*	*85.1%*	*+3.2*
Asia	*1,597*	*-13.5%*	*1,321*	*-14.8%*	*82.7%*	*-1.3*
Africa-Middle East	*1,169*	*-4.9%*	*958*	*-3.5%*	*81.9%*	*+1.2*
Caribbean-Indian Ocean	*2,161*	*+9.1%*	*1,795*	*+8.5%*	*83.1%*	*-0.5*
Group Europe	**1,930**	**+6.9%**	**1,356**	**+9.6%**	**70.3%**	**+1.7**
Air France	*1,729*	*+7.9%*	*1,223*	*+10.2%*	*70.7%*	*+1.5*
Regional subsidiaries	*201*	*-0.9%*	*134*	*+4.3%*	*66.5%*	*+3.3*
Group domestic	**1,204**	**-2.3%**	**782**	**+0.3%**	**64.9%**	**+1.7**
Air France	*1,037*	*-3.3%*	*686*	*+0.7%*	*66.2%*	*+2.6*
Regional subsidiaries	*166*	*+4.4%*	*95*	*-2.1%*	*57.2%*	*- 3.8*
Total Group						
Total Air France	*11,520*	*+2.5%*	*9,244*	*+4.3%*	*80.2%*	*+1.4*
Total regional subsidiaries	*368*	*+1.4%*	*229*	*+1.6%*	*62.3%*	*+0.1*

Total 5 months At 31 August 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	%	million	million	%	million	million
Group long-haul	**40,323**	**-1.3%**	**32,233**	**-2.4%**	**79.9%**	**- 0.9**
Americas	*16,894*	*+0.1%*	*14,243*	*+2.2%*	*84.3%*	*+1.7*
Asia	*7,648*	*-14.7%*	*5,528*	*-24.5%*	*72.3%*	*- 9.3*
Africa-Middle East	*5,475*	*-9.7%*	*4,065*	*-9.5%*	*74.2%*	*+0.1*
Caribbean-Indian Ocean	*10,480*	*+15.1%*	*8,521*	*+15.1%*	*81.3%*	*0.0*
Group Europe	**9,129**	**+3.0%**	**6,181**	**+0.2%**	**67.7%**	**- 1.9**
Air France	*8,091*	*+3.4%*	*5,499*	*+0.1%*	*68.0%*	*- 2.2*
Regional subsidiaries	*1,038*	*-0.2%*	*682*	*+1.0%*	*65.7%*	*+0.8*
Group domestic	**6,248**	**-4.8%**	**4,267**	**0.0%**	**68.3%**	**+3.2**
Air France	*5,368*	*-4.9%*	*3,741*	*+0.6%*	*69.7%*	*+3.8*
Regional subsidiaries	*879*	*-3.7%*	*526*	*-4.6%*	*59.9%*	*- 0.6*
Total Group	**55,700**	**-1.0%**	**42,681**	**-1.8%**	**76.6%**	**- 0.6**
Total Air France	*53,782*	*-1.0%*	*41,473*	*-1.8%*	*77.1%*	*- 0.6*
Total regional subsidiaries	*1,917*	*-1.8%*	*1,209*	*-1.5%*	*63.0%*	*+0.2*

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	million	%	million
August 2003 / August 2002	715	+1.6%	417	-2.3%	58.3%	-2.3
Total 5 months to 31 August 2003	3,451	-3.9%	2,180	-4.5%	63.2%	-0.4

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -